January 19, 2018

VIA EDGAR

Re:	Gates Industrial Corporation plc

Registration Statement on Form S-1

File No. 333-222310

Withdrawal of Acceleration Request

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek, Esq.

Ladies and Gentlemen:

Gates Industrial Corporation plc (the “Company”) respectfully withdraws its request for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 set forth in a letter, dated January 19, 2018, from the Company.

If you should have any questions regarding this request, please do not hesitate to contact Edgar Lewandowski of Simpson Thacher & Bartlett LLP at (212) 455-7614.

[Signature Page Follows]

Very truly yours,

GATES INDUSTRIAL CORPORATION PLC

By:	/s/ Jamey S. Seely
	Name:	Jamey S. Seely
	Title:	Executive Vice President, General
Counsel and Corporate Secretary

[Withdrawal of Acceleration Request]